UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
SPARTON CORPORATION.

(Name of Issuer)
COMMON STOCK

(Title of Class of Securities)
847235108

(CUSIP Number)
Bradley O. Smith
Sparton Corporation
2400 East Ganson Street
Jackson, Michigan 49202
(517) 787-8600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 30, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	847235108

1	NAMES OF REPORTING PERSONS Bradley O. Smith I.R.S. Identification Nos. of above persons (entities only).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐ Not applicable

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐ Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		716,001

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,083,792

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		716,001

WITH	10	SHARED DISPOSITIVE POWER

		1,083,792

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,820,507

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 847235108
ITEM 1. SECURITY AND ISSUER
The name of the issuer is Sparton Corporation, an Ohio corporation (the “Issuer”). The address of the Issuer’s office is 2400 East Ganson Street, Jackson, Michigan, 49202. This statement on Schedule 13D relates to the Issuer’s common stock (the “Shares”).
ITEM 2. IDENTITY AND BACKGROUND
Name:
This statement is filed by Bradley O. Smith (the “Reporting Person”), an individual.
Residence or Business Address:
2400 East Ganson Street
Jackson, MI 49202
Present Principal Occupation or Employment:
The principal business of the Reporting Person is serving as the Chairman of the Board of Directors of the Issuer and the management of individual investments.
Criminal Proceedings:
During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil Proceedings:
During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
The Reporting Person is a citizen of the United States of America.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The source of the funds used to purchase the Shares for which the Reporting Person holds sole voting and dispositive powers was personal funds of the Reporting Person and borrowed funds from a nationally chartered bank.

CUSIP No. 847235108
ITEM 4. PURPOSE OF TRANSACTION
The Reporting Person sold Shares in open market trades pursuant to a plan adopted under Rule 10b5-1 (“Rule 10b5-1 Plan”) on June 27, 2008. The Shares sold pursuant to the Rule 10b5-1 Plan were conducted in the period prior to the sixty day period contemplated by this Report. Each of those sales were made to satisfy, in part, the Reporting Person’s personal obligations under a margin loan arrangement.
After August 1, 2008, 385,807 Shares were sold on the open market by financial institutions pursuant to either an unmet margin call or the sale of pledged Shares. Those sales were conducted in the period commencing on August 14, 2008 and to and including October 1, 2008, as more particularly described in the schedule of sales described in Item 5 below.
The Reporting Person reserves the right to dispose of some or all of the Shares described in Item 5 in the open market, or otherwise, as circumstances require.
Except as otherwise disclosed herein, the Reporting Person has no current plans or proposals that relate to or would result in:
(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, other than the potential disposition of securities described in this Item 4 and in Item 5 below;
(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;
(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) any action similar to any of those enumerated above.

CUSIP No. 847235108
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) For the purposes of this statement, the Reporting Person is reporting herein that as of the date hereof, the Reporting Person was the beneficial owner of 1,820,507 shares (18.5%, based upon the 9,811,507 common shares of the Issuer outstanding as of August 31, 2008) of the Issuer’s common stock. Included within the 1,820,507 shares are 1,083,792 shares held by the John J. Smith Trust under agreement dated October 2, 1992 (the “Trust”) for which the Reporting Person is a co-Trustee. Also included are 14,149 shares held by the Reporting Person’s spouse Sharon A. Smith for which he disclaims beneficial ownership. Also included are 6,565 shares subject to stock options exercisable within the next sixty days. The Reporting Person disclaims beneficial ownership of those shares held by the Trust except those in which he has a pecuniary interest.
(b) For the purposes of this statement, the Reporting Person reports that as of the date hereof, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 716,001 shares (7.3%) of the Issuer’s common stock.
For the purposes of this statement, the Reporting Person reports that as of the date hereof, the Reporting Person had the shared power to vote or to direct the voting of, or to dispose or to direct the disposition of, 1,083,792 shares (11.0%) of the Issuer’s common stock. The Reporting Person is a co-Trustee and a beneficiary of the Trust and shares voting and investment power over the Shares held by the Trust with his co-Trustee, R. Jan Appel.
(c) The following transactions have been effected by or on behalf of the Reporting Person in the shares of common stock of the Issuer in the past sixty days:
(c)         The following transactions have been effected by or on behalf of the Reporting Person in the shares of common stock of the Issuer in the past sixty days:

DATE	SHARES SOLD	SALES PRICE
08/01/2008	700	4.15
08/14/2008	400	4.15
08/29/2008	11,655	4.15
09/02/2008	5,000	3.91
09/04/2008	5,000	3.86
09/05/2008	371	3.75
09/16/2008	5,000	3.05
09/17/2008	5,000	2.72
09/18/2008	5,000	2.39
09/19/2008	13,000	2.85
09/23/2008	35,189	2.67

CUSIP No. 847235108

DATE	SHARES SOLD	SALES PRICE
09/24/2008	27,600	2.59
09/25/2008	11,969	2.52
09/26/2008	34,189	2.43
09/29/2008	43,089	2.29
09/30/2008	185,400	2.17
10/01/2008	10,000	2.17
(d) As of the date hereof, to the best knowledge and belief of the undersigned, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s equity securities, except as provided for in the margin loan arrangements and/or stock pledges discussed above.
(e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer with the exception of loan agreements and margin loan agreements which contain standard default provisions.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Not applicable.
SIGNATURE
After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 10, 2008.

By:	/s/ Bradley O. Smith
Name:	Bradley O. Smith